SCHEDULE 14A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

SALOMON BROTHERS MUNICIPAL PARTNERS FUND
SALOMON BROTHERS MUNICIPAL PARTNERS FUND II

(Name of Registrant as Specified in Its Charter)

Karpus Management, Inc. d/b/a/ Karpus Investment Management

  (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Karpus Management, Inc. d/b/a/ Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534

2005 SPECIAL MEETING OF THE STOCKHOLDERS OF
SALOMON BROTHERS MUNICIPAL PARTNERS FUND INC.
SALOMON BROTHERS MUNICIPAL PARTNERS FUND II INC.

This Proxy Statement and the enclosed GREEN proxy card are being furnished to you, the stockholders of Salomon Brothers Municipal Partners Fund Inc. and Salomon Brothers Municipal Partners Fund II Inc., each Maryland corporations, in connection with the solicitation of proxies by Karpus Management, Inc. d/b/a Karpus Investment Management (“KIM” or “Karpus”) for use at the 2005 special meeting of stockholders of the Funds, including any adjournments or postponements thereof and any consequent special meeting that may be called (the “Meeting”).

KIM is soliciting proxies to take the following actions at the Meeting:

To vote AGAINST approving a new Management Agreement for each Fund.

The Funds have announced that a special meeting of the stockholders of Salomon Brothers Municipal Partners Fund Inc. and Salomon Brothers Municipal Partners Fund II Inc. will be held at American Conference Centers, 780 Third Avenue , New York, New York 10017 at 9:00 a.m. (E.S.T.) on Friday October 21, 2005. The Funds have announced that the record date (the “Record Date”) for determining stockholders entitled to notice of and to vote at the Meeting is August 22, 2005.

The date of this Proxy Statement is September 22, 2005. This Proxy Statement is first being furnished to Fund stockholders on or about September 28, 2005.

As of September 14, 2005, KIM was the beneficial owner of 328,690 shares of the common stock of Salomon Brothers Municipal Partners Fund Inc. (“MNP”) which represents 5.70% of that Fund’s issued and outstanding common stock and 394,625 shares of common stock of Salomon Brothers Municipal Partners Fund II Inc. (“MPT”), which represents 6.57% of that Fund’s issued and outstanding common stock.

Additional information concerning KIM, the party making this solicitation, is set forth under the heading “Information Concerning the Participant in the Solicitation.”

The enclosed GREEN proxy card may be executed by holders of record as of the Record Date. You are urged to sign and date the enclosed GREEN proxy card and return it in the enclosed envelope whether or not you plan to attend the Meeting.

YOUR LAST DATED PROXY IS THE ONLY ONE THAT COUNTS, SO RETURN THE GREEN PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PRIOR PROXY. WE URGE YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY THE FUNDS.

THIS SOLICITATION IS BEING MADE BY KARPUS MANAGEMENT, INC. d/b/a
KARPUS INVESTMENT MANGEMENT AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE FUND.

If you have any questions concerning this Proxy Statement or need help in voting your shares, please contact either:

Karpus Investment Management
Sharon L. Thornton, Director of Investment Personnel and Senior Analyst
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680 (ext. 233)
e-mail: sharon@karpus.com

Copies of the Funds’ most recent annual reports and semi-annual reports succeeding such annual reports, if any, are available without charge to stockholders upon request to the Fund at 125 Broad Street, , 10th Floor, New York, New York 10004, or by calling toll free at 1-800-451-2010.

INTRODUCTION

This proxy solicitation comes to you for one very important reason. Your fund, Salomon Brothers Municipal Partners Inc. (“MNP”) and/or Salomon Brothers Municipal Partners II Inc. (“MPT”) are asking you to approve a new Management Agreement which would take effect when the Funds’ investment advisor, Salomon Brothers Asset Management Inc. (“SBAM” or the “Advisor”) becomes a subsidiary of Legg Mason, Inc. ("Legg Mason") pursuant to a deal between Legg Mason, Inc. and Citigroup Inc. ("Citigroup"). As stockholders of the Fund you have the opportunity NOW to make Fund management sit-up and pay attention!

We advocate voting AGAINST approving a new Management Agreement for each Fund.

The Funds are seeking your permission to approve a new management agreement with the Advisor to take effect after the Advisor becomes a subsidiary of Legg Mason. The Advisor’s parent company, Citigroup has made a deal with Legg Mason that benefits Citigroup. Karpus Investment Management (“KIM” or “Karpus”) believes that before the stockholders of the Funds approve a new Management Agreement that is part of Citigroup’s deal, we are entitled to have our concerns about the Funds’ potential changes in management personnel and persistent trading discount addressed. In short, we believe that shareholders of the Funds are also entitled to receive an economic benefit BEFORE the transaction would occur.

KIM believes that the shareholders of the Funds are not receiving the economic benefits that they are entitled to receive. According to the original prospectus of the Funds, the Board of Directors, in consultation with the Investment Manager and the Advisor, will review the possibility of open market repurchases and/or tender offers for the common stock on an annual basis. The purpose of these actions is to manage the discount at which the Funds trade. KIM is not aware of any record of this consideration.

The original prospectus of each Fund stated: “... if at any time following the second year after this offering the Common Stock publicly trades for a substantial period of time at a substantial discount from the Fund’s then current net asset value per share, the Board of Directors will consider, at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to holders of Common Stock amendments to the Fund’s Charter to convert the Fund to an open-end investment company.” This statement clearly indicates the original intent of the Funds to address persistent share value discounts from net asset value. Notwithstanding the Funds’ stated policy, persistent discounts have been tolerated without appropriate action for over ten years.

KIM believes that the Board of the Fund should consider shareholder recommendations to address the discount. For example, KIM has advocated a proposal for the Fund to conduct a tender offer for up to 25% of the outstanding shares of the Fund at a tender price equal to the net asset value per share. As of the date of this Proxy Statement, the Fund has resisted KIM’s efforts to have such a tender offer proposal included at the Special Meeting. KIM will continue to pursue this proposal because we believe it benefits shareholders of the Fund.

KIM believes that the shareholders of the Funds have not received the economic benefits that they should have received had the Funds been managed appropriately. KIM believes that current management has a general fiduciary duty to protect and enhance shareholder value. As part of protecting and enhancing shareholder value, management of the Funds should address the wide discount to net asset value currently being experienced by the Funds. The Board should address this loss of economic value prior to the approval of a new investment management contract.

The following table illustrates the historic discount of the Funds. The source of the data is Bloomberg Inc.

MNP and MPT
Average Discount Each Year

			MNP	MPT
6/30/1995	to	6/30/1996	-15.35%	-16.44%
6/30/1996	to	6/30/1997	-13.19%	-14.53%
6/30/1997	to	6/30/1998	-9.55%	-10.28%
6/30/1998	to	6/30/1999	-7.92%	-9.92%
6/30/1999	to	6/30/2000	-13.79%	-13.00%
6/30/2000	to	6/30/2001	-12.87%	-11.65%
6/30/2001	to	6/30/2002	-12.06%	-10.35%
6/30/2002	to	6/30/2003	-11.93%	-11.73%
6/30/2003	to	6/30/2004	-10.85%	-10.74%
6/30/2004	to	6/30/2005	-11.97%	-12.27%

UNLESS WE PREVENT THE APPROVAL OF A NEW MANAGEMENT AGREEMENT, SHAREHOLDERS WHO HAVE NO CONFIDENCE IN THE PROPOSED TRANSACTION WILL HAVE NO BETTER OPTION THAN TO SELL THEIR SHARES.

If large shareholders believe they should sell their shares as a reaction to the new management agreement, their sales could potentially depress the market price causing the discount to widen further. As can be seen from the table above, the investors that participated in the IPOs of these Funds have experienced a tremendous loss of value due to the erosion of the Funds’ premiums and widening of the discounts. Both of these Funds were incepted in 2004 and now, a little more than one year later, they are being asked to migrate to Legg Mason. We believe that we need management that is concerned about narrowing the trading discount and we do not see anything in management’s proxy materials that addresses this vital shareholder issue.

It is also the belief of KIM that any shareholder that has sold shares in the market place since the initial price offering in 1995 has been economically harmed because they sold their shares at a severe discount to the net asset value of the Fund. KIM believes that the Board or Directors has a duty to address this problem now.

The following table reflects what we believe is a pattern of low trading volume for the Funds’ shares. KIM believes that the persistent discount has caused the low trading volume, which has further harmed the stockholders of the Funds.

MNP and MPT
Average Daily Volume for the following time spans

			MNP	MPT
6/30/1995	to	6/30/1996	11,580	14,527
6/30/1996	to	6/30/1997	9,541	14,712
6/30/1997	to	6/30/1998	9,434	10,380
6/30/1998	to	6/30/1999	7,684	11,028
6/30/1999	to	6/30/2000	10,747	12,409
6/30/2000	to	6/30/2001	5,609	5,662
6/30/2001	to	6/30/2002	5,709	5,551
6/30/2002	to	6/30/2003	5,945	7,056
6/30/2003	to	6/30/2004	6,237	6,017
6/30/2004	to	6/30/2005	8,905	6,776

We are not being asked to elect a new Board of Directors at this time. The present Board that has failed to manage the discount of the Funds will remain with the Funds at this point.

AS OUTLINED BELOW, SHAREHOLDERS OF THE FUNDS HAVE LIMITED OPPORTUNITIES TO MAKE CHANGES IN THE BOARD OR EFFECT OTHER CHANGES IN CONTROL.  OUR OPPORTUNITY TO ASSERT OURSELVES IS NOW.

The Funds each have provisions in their articles of incorporation and bylaws which limit the ability of other entities or persons to acquire control of the portfolio or to modify their structure. They include the following:

Tiered Board Structure. The Board of Directors is classified into three classes, with terms of one, two, and three years initially and three years thereafter with only one class of Directors standing for election in any year. This prevents replacement of a majority of Directors for up to a two year period. In effect, this means that if KIM wanted to propose new “Independent” Directors to either Fund, it would take at least two years to install a majority of the Board.

Super-Majority Voting Requirements to Remove Directors. Directors can be removed only for cause and by a vote of 75% of the outstanding shares entitled to vote on the matter.

Super-Majority Voting Requirements to Take Certain Action. The Funds cannot be converted from a closed-end to an open-end investment company without the approval of 75% of the Fund’s Directors. In addition, unless 75% of the Fund’s continuing Directors approves the transaction, the affirmative vote of the holders of at least 75% of the shares will be required to authorize the Funds’ portfolio’s conversion from a closed-end to an open-end investment company or generally to authorize any of the following transactions: (i) merge, consolidate or share exchange the Funds’ portfolio with or into any other corporation; (ii) dissolve or liquidate the Funds’ portfolio; (iii) sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Funds’ portfolios; (iv) change the nature of the business of the Funds’ portfolio so that it would cease to be an investment company registered under the 1940 Act; or (v) sell, lease or exchange the Funds’ portfolio, in exchange for securities of the Funds’ portfolio, with any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000). The affirmative vote of at least 75% of the shares will be required to amend the articles of incorporation or bylaws to change any of the foregoing provisions.

Due to the control provisions outlined above, it will be very hard for Shareholders to impose their will upon Fund management following approval of the proposed new management agreement. This unique opportunity, where management must come to us, should not be allowed to pass. Disgruntled Shareholders should express their dissatisfaction with Fund management by voting against the new management agreement proposal.

The Funds discloses in their own prospectuses that the percentage votes required under the above provisions are greater than the minimum requirements under Maryland law or the 1940 Act. The Funds further disclose that these provisions "could have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund in a tender offer or similar transaction.”

KIM BELIEVES THAT BY NOT APPROVING THE NEW MANAGEMENT CONTRACT, STOCKHOLDERS OF THE FUNDS HAVE A UNIQUE OPPORTUNITY TO FORCE THE PRESENT BOARD OF DIRECTORS TO MEET STOCKHOLDER EXPECTATIONS.

IT IS THE OPINION OF KIM THAT THIS MAY BE THE ONLY CHANCE FOR STOCKHOLDERS TO RECEIVE THE ECONOMIC BENEFIT THAT WILL RESULT FROM ACTIVE AND BETTER MANAGEMENT OF THE DISCOUNT!

If the shareholders of each Fund do not approve a new Management Agreement, the Funds’ Boards have indicated in the Funds’ definitive proxy materials that they will take such action as they deem to be in the best interests of the Funds’ shareholders.

Required vote.

When you return the GREEN proxy card you will be voting AGAINST approving a new Management Agreement.

Other Matters.

Other than the proposals described above, we are not aware of any other matters to be brought before the Meeting that affect our Funds. Should other matters be brought before the Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

VOTING PROCEDURES

Voting and Revocation of Proxies

For the proxy solicited hereby to be voted, the enclosed GREEN proxy card must be signed, dated and returned in the enclosed envelope in time to be voted at the Meeting.

If you wish to vote in accordance with our recommendations, you must submit the enclosed GREEN proxy card and must NOT subsequently submit the Fund’s proxy card. IF YOU HAVE ALREADY RETURNED THE FUND’S PROXY CARD, YOU HAVE THE RIGHT TO REVOKE IT AND ALL MATTERS COVERED THEREBY AND MAY DO SO BY SUBSEQUENTLY SIGNING, DATING AND MAILING THE ENCLOSED GREEN PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE MEETING. Execution of a GREEN proxy card will not affect your right to attend the Meeting and to vote in person.

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by: (i) submitting to the Fund or to us a later dated written revocation or duly executed proxy; or (ii) attending and voting at the Meeting in person (mere attendance at the Meeting will not in and of itself constitute a revocation).

Although a revocation of a proxy solicited by the Fund will be effective only if delivered to the Funds, we request that either the original or a copy of all revocations be mailed to Karpus Investment Management, c/o Regan & Associates, Inc., 505 Eighth Avenue, Floor 12A, Suite 800, New York, New York 10018, so that we will be aware of all revocations and can more accurately determine if and when the requisite proxies have been received.

Shares of Common Stock represented by a valid unrevoked GREEN proxy card will be voted as specified. Shares represented by a GREEN proxy card where no specification has been made will be voted:

AGAINST approving a new Management Agreement for each Fund.

If any of your shares were held on the Record Date in the name of brokerage firms that are members of the New York Stock Exchange (the “NYSE”), only that institution can vote your shares and only upon receipt of your specific instructions. If your shares are held in the name of a bank or other financial institution or intermediary (called a service agent) that has entered into a service agreement with the Fund or the Fund’s distributor, the service agent may be the record holder of your shares. At the Meeting, a service agent will vote shares for which it receives instructions from its customers in accordance with those instructions. A signed proxy card or other authorization by a shareholder that does not specify how the shareholder’s shares should be voted on a proposal may be deemed an instruction to vote such shares in favor of the applicable proposal. If a service agent is not a member of the NYSE, it may be permissible for the service agent to vote without instruction from its customer. The Funds’ definitive proxy materials indicate that service agents may vote such shares (for which they do not receive instructions) in the same proportion as the votes received from their customers. Please vote using the enclosed GREEN proxy card or promptly contact the person responsible for your account at such institution and instruct that person to execute and return the GREEN proxy card on your behalf. You should also promptly sign, date, and mail the voting instructions form (or GREEN proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, bank nominee, or other institution on the Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES MAY NOT BE VOTED OR THEY MAY BE VOTED WITHOUT YOUR DIRECTION.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Meeting even if you sell shares after the Record Date. Accordingly, it is important that you vote the shares you owned on the Record Date or grant a proxy to vote such shares, even if you sell some or all of your shares after the Record Date.

Based on publicly available information, the shares of Common Stock and Preferred Stock are the only shares of capital stock of the Funds entitled to notice of, and to vote at, the Meeting. According to the Funds’ Semi-Annual Report for the period ending December 31, 2004, for MNP there were 5,757,094 shares of Common Stock and 800 shares of Preferred Stock issued and outstanding. According to the Funds’ Semi-Annual Report for the period ending December 31, 2004, for MPT there were 6,007,094 shares of Common Stock and 900 shares of Preferred Stock issued and outstanding. Every shareholder is entitled to one vote for each share of Common Stock or Preferred Stock held.

SOLICITATION OF PROXIES

In connection with our solicitation of proxies for use at the Meeting, proxies may be solicited by mail, courier service, advertisement, telephone, telecopier, or other electronic means, and in person. Solicitations may be made in the manner set forth in the Proxy Statement, by certain of the officers or employees of KIM, none of whom will receive additional compensation for such solicitations. We may request banks, brokerage firms, and other custodians, nominees, and fiduciaries to forward all of the solicitation material to the beneficial owners of the shares of the Common and Preferred Stock (if applicable) that they hold of record.

We have retained Regan & Associates, Inc. for solicitation and advisory services in connection with the solicitation of proxies. KIM will pay a fee to be mutually agreed upon between KIM and Regan & Associates, Inc. based on the services provided.

All expenses associated with any solicitation of proxies by KIM in connection with the Meeting will be borne directly by KIM and clients of KIM. KIM intends to seek reimbursement from Citigroup, the Advisor and the Board of Directors should the proposals be approved. We estimate that the costs incidental to our solicitation of proxies, including expenditures for advertising, printing, postage, legal and related expenses, will be approximately $35,000. KIM estimates that its costs incurred to date are approximately $5,000. KIM intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Fund’s voting shares required under applicable law to defeat the proposal to approve the new management agreement.

INFORMATION CONCERNING THE PARTICIPANT IN THE SOLICITATION

Karpus Investment Management was founded in 1986 by George Karpus and Jo Ann Van Degriff. KIM is an independent registered Investment Adviser with slightly over 1 billion dollars under management. KIM is employee owned.

KIM’s founding goal is to achieve investment results in the top quartile of professionally managed monies over a three-to-five year period based on each client’s risk/return objective. KIM provides customized, conservative investment management for high net worth individuals, pension plans, foundations, endowments, trusts, estates, and Taft Hartley accounts. KIM is located in Pittsford, New York (a suburb of Rochester, New York).

KIM prides itself in independent research. One of the fundamental beliefs of KIM is that “street research” is tainted with conflicting motives. KIM is not affiliated with any brokerage firm.

KIM has gained national recognition through rankings in as a “Worlds Best Money Manager” according to Nelson Information.

Nelson's "World's Best Money Managers" Rankings
U.S. Municipals (All Durations)
Periods Ending June 30, 2005

5 Year	Ranked 17 out of 181	Top 10%
10 Year	Ranked 3 out of 135	Top 3%

Officers and Key Employees of Karpus Management, Inc d/b/a Karpus Investment Management Inc.

SUMMARY BIOGRAPHIES - KARPUS INVESTMENT MANAGEMENT

Karpus Professional	Overall/Firm	Higher Education		Other Experience

George W. Karpus * CEO & Chief Investment Officer		MS BS	Rensselaer Polytechnic Institute St. Lawrence University - Physics	Qualified Consulting, Inc., Bache & Co., Marine Midland, Shearson Hayden-Stone

Jo Ann Van Degriff * Executive Vice President	36/19	BS	Elmira College - Economics	Marine Midland Bank - Trust Dept. Investment Services

Dana R. Consler * Senior Vice President	29/11	MBA BS	Boston University Rollins College - Economics	Marine Midland Bank - Trust Dept. Investment Services

Kathleen F. Crane * Chief Financial Officer	19/19	BS	St. Bonaventure University - Management Science

Sharon L. Thornton * Senior Fixed Income Analyst/Portfolio Mgr.	31/15	BS	University of Rochester - Economics	Marine Midland, Cowen & Co., Sage Rutty

Thomas M. Duffy, Client Support/Office Support Manager *	14/13	BA	SUNY Geneseo - Communications	Fleet Bank - Client Services - Mutual Fund Areas

Cody B. Bartlett, Jr., CFA Investment Strategist & Senior Fixed Income Analyst	7/7	CFA MS BA	Chartered Financial Analyst Rochester Inst. of Technology - Finance SUNY Fredonia - Psychology

Shares of Salomon Brothers Municipal Partners Fund Inc. and Salomon Brothers Municipal Partners Fund II Inc. beneficially owned by Officers/ Employees/ and Directly Related Accounts of Such.

Shares Owned by KIM Employees
	MNP	MPT
JOANN VAN DEGRIFF	-	1150
GEORGE W. KARPUS	9500	17900
KARPUS MANAGEMENT, INC.	300	100
URBANA PARTNERS	5300	12900

*Urbana Partners is a hedge fund managed by Karpus Investment Management, of which George Karpus Owns 5.51%

Other than as set forth in this Proxy Statement, there are no contracts, arrangements, or understandings entered into by any of the participants in the solicitation or, to the participants’ knowledge, any of their respective associates within the past year with any person with respect to any of the Funds’ securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division or losses or profits, of the giving or withholding of proxies.

Except as set forth in the Proxy Statement, none of the participants in the solicitation or, to the participants’ knowledge, any of their respective associates has entered into any agreement or understanding with any person with respect to: (i) any future employment by the Funds or its affiliates; or (ii) any future transactions to which the Funds or any of its affiliates will or may be a party.

CERTAIN INFORMATION ABOUT THE FUND

Both of the Funds are Maryland Corporations with their principal executive offices located at: 125 Broad Street, 10th Floor, New York, New York 10004.

The Funds are subject to the informational requirements of the Exchange Act and the Investment Company Act of 1940, as amended, and in accordance therewith files reports, proxy statements, and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by the Fund with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Documents filed electronically by the Funds are also available at the SEC’s Web site: http://www.sec.gov.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Except as set forth in the Proxy Statement, we are not aware of any matters affecting the Funds to be brought before the Meeting. Should other matters properly be brought before the Meeting that KIM is unaware of a reasonable time before this solicitation, the attached GREEN proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on all such matters and on all matters incident to the conduct of the Meeting. Such discretionary authority will include the ability to vote shares on any proposal to adjourn the Meeting. Execution and delivery of a proxy by a record holder of shares of Common Stock or Preferred Stock (if applicable) will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

STOCKHOLDER PROPOSALS FOR THE FUNDS’ ANNUAL MEETINGS

A shareholder proposal intended to be presented at the Funds’ next annual meeting of shareholders must be (or must have been) received at the offices of that Fund, 125 Broad Street, 10th Floor, New York, New York 10004, not later than November 29, 2005 in the case of MNP, or May 6, 2005 in the case of MPT, to be included in the proxy statement and the form of proxy relating to the meeting. The submission by a shareholder of a proposal for inclusion in the proxy statement does not guarantee that it will be included in a proxy statement. Shareholder proposals are subject to certain regulations under the federal securities laws.

The persons named as proxies for a Fund’s next annual meeting of the shareholders will have discretionary authority to vote on any matter presented by a shareholder for action at that meeting unless that Fund receives (or received) notice of the matter between January 28, 2006 and February 26, 2006 in the case of MNP, or between July 9, 2005 and August 9, 2005 in the case of MPT, in which case these persons will not have discretionary voting authority except as provided in the SEC’s rules governing shareholders proposals.

ADDITIONAL INFORMATION

The information concerning the Funds contained in this Proxy Statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning the Funds is inaccurate or incomplete, we do not take any responsibility for the accuracy or completeness of such information. We have omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the Funds’ Proxy Statement. This disclosure includes, among other things, information concerning the transaction between Citigroup and Legg Mason, a description of the existing Management Agreement, requirements for shareholder approval of agenda items at the Meeting and security ownership of management and persons who beneficially own more than 5% of the shares.

The address of Salomon Brothers Asset Management Inc. is: 125 Broad Street, 10th Floor, New York, New York 10004.

Questions, or requests for additional copies of the Proxy Statement, should be directed to:

Karpus Investment Management
Sharon L. Thornton Director of Investment Personnel and Senior Analyst
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680 (ext. 233)
e-mail:  sharon@karpus.com

[NAME OF FUND]

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD OCTOBER 21, 2005

THIS PROXY IS SOLICITED ON BEHALF OF KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT MANAGEMENT.

THE RESPECTIVE BOARDS OF DIRECTORS OF THE FUNDS ARE NOT SOLICITING THIS PROXY.

The undersigned, revoking prior proxies, hereby appoints Sharon L. Thornton, and Cody B. Bartlett Jr. and each of them, Proxies with several powers of substitution, to vote all of the shares of stock of [NAME OF FUND] owned by the undersigned and entitled to vote at the Special Meeting of Shareholders of [NAME OF FUND] to be held at American Conference Centers, 780 Third Avenue , New York, New York 10017 at 9:00 a.m. (E.S.T.) on Friday, October 21, 2005, or at any postponement or adjournment thereof, upon the following matters as described in the Notice of Meeting and accompanying Joint Proxy Statement, which have been received by the undersigned.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. If no direction is given on these proposals, this proxy card will be voted “AGAINST” Item 1, and will be voted in accordance with the proxy’s best judgment as to any other matters.

CONTROL NUMBER: [ insert control #]

Please sign this proxy exactly as your name or names
appears hereon. Joint owners should each sign personally.
Trustees and other fiduciaries should indicate the capacity
In which they sign, and where more than one name appears,
a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

________________________________________________
Signature

________________________________________________
Signature of joint owner, if any

Date ____________________________________________

PLEASE VOTE, SIGN AND DATE THIS GREEN PROXY AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. THIS MAY BE YOUR LAST CHANCE TO STOP THE BOARD OF DIRECTORS AND MANAGEMENT OF THE FUNDS FROM APPROVING A NEW MANAGEMENT CONTRACT. SHAREHOLDERS MUST MAKE THE BOARD OF DIRECTORS REALIZE THAT THEY HAVE NOT FULFILLED THEIR DUTY TO THE SHAREHOLDERS BY NOT ADDRESSING THE PERSISTENT SEVERE DISCOUNT OF THE MARKET PRICE VERSUS THE NET ASSET VALUE. AS A SHAREHOLDER, KARPUS INVESTMENT MANAGEMENT WANTS THE ECONOMIC BENEFIT THAT THE SHAREHOLDERS SHOULD RECEIVE.

PLEASE VOTE, SIGN AND DATE THIS PROXY AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example ☒

Item #1:
KARPUS INVESTMENT MANAGEMENT RECOMMENDS THAT YOU VOTE “AGAINST”APPROVING A NEW MANAGEMENT AGREEMENT.

ITEM 1	APPROVE A NEW MANAGEMENT AGREEMENT

☐	☐	☐
AGAINST	FOR	ABSTAIN

Signed proxies that are not checked will be voted by Karpus Investment Management “AGAINST” Item #1.